# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fortune Rise Acquisition Corp, CIK 0001849294
CUSIP: 34969G102
Title of class of securities: Class A Common Stock shares, par value $0.0001 per share ("Class A Common Stock shares")
Address of issuer's principal executive offices: 13575 58th Street North, Suite 200, Clearwater, Florida (FL), 33760
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-005258
Filed by CIK 0001692507

## Reporting persons
- Centiva Capital GP, LLC: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Centiva Capital, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Fortune Rise Acquisition Corp
Address of issuer's principal executive offices: 13575 58th Street North, Suite 200, Clearwater, Florida 33760

## Item 2. Person Filing
Name of person filing:
(1) Centiva Capital, LP (the "Investment Manager"), a Delaware limited partnership and the investment manager of certain affiliated funds (the "Centiva Capital Funds") with respect to the shares of Class A Common Stock shares (as defined in Item 2(d)); and
(2) Centiva Capital GP, LLC, the general partner of the Investment Manager and the Centiva Capital Funds, with respect to the shares of Class A Common Stock shares held by the Centiva Capital Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.
Address of principal business office or, if none, residence:
66 Hudson Blvd. E, 56th Floor
New York, NY 10001
Citizenship:
Centiva Capital GP, LLC - Delaware
Centiva Capital, LP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Centiva Capital GP, LLC. - 0
Centiva Capital, LP - 0
Percent of class: 0% of the 843,183 shares of Class A Common Stock outstanding as of December 11, 2024, as reported in the Issuer's Form 8-K filed on December 12. 2024.
Sole power to vote or to direct the vote:
Centiva Capital GP, LLC. - 0
Centiva Capital, LP - 0
Shared power to vote or to direct the vote:
Centiva Capital GP, LLC. - 0
Centiva Capital, LP - 0
Sole power to dispose or to direct the disposition:
Centiva Capital GP, LLC. - 0
Centiva Capital, LP - 0
Shared power to dispose or to direct the disposition:
Centiva Capital GP, LLC. - 0
Centiva Capital, LP - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2025

Centiva Capital GP, LLC

By: /s/ Alan Weiss
Name: Alan Weiss
Title: Chief Compliance Officer

Centiva Capital, LP

By: /s/ Alan Weiss
Name: Alan Weiss
Title: Chief Compliance Officer

## Signatures
- Centiva Capital GP, LLC: Alan Weiss, Alan Weiss, Chief Compliance Officer (02/14/2025)
- Centiva Capital, LP: Alan Weiss, Alan Weiss, Chief Compliance Officer (02/14/2025)